2:48 PM
08/20/21
Accrual Basis

Sticky Fingers Sweets & Eats, Inc.
Profit & Loss
January through June 2021

	Jan - Jun 21
Ordinary Income/Expense	
Income	
4000 · Sales - Retail	16,833.82
4023.9 · Deli	44,947.96
4040 · Mail Order/Online	264,612.47
4207 · Wholesale	50,274.92
4220 · Training Classes	1,232.50
4300 · Sales - (Order Ahead)	102.00
4999 · Refunds and Allowances	-1,811.31
Total Income	376,192.36
Cost of Goods Sold	
5000 · Cost of Goods Sold	76,233.75
7180 · Paper & Packaging	16,870.40
7536.1 · Mail Order Shipping	3,618.15
Total COGS	96,722.30
Gross Profit	279,470.06
Expense	
6000 · Labor Cost	146,535.25
7000 · Promotions	4,864.05
7100 · Direct Operating Expenses	20,901.02
7300 · Marketing	39,547.80
7400 · Utilities	18,990.39
7500 · General and Administrative	28,178.79
7600 · Repairs and Maintenance	1,752.92
8100 · Occupancy Costs	33,164.63
Total Expense	293,934.85
Net Ordinary Income	-14,464.79
Other Income/Expense	
Other Income	
4800 · COVID-19 Grant	62,000.00
8211 · ERTC Tax Credits	24,537.43
8400 · Discounts Taken	2,036.82
8521 · Covid Tips	5,664.64
Total Other Income	94,238.89
Other Expense	
8500 · Interest Expense	690.81
8600 · Depreciation Expense	2,563.50
9990 · Prior Period Adjustment	2,081.46
9999 · Suspense	66.00
Total Other Expense	5,401.77
Net Other Income	88,837.12
Net Income	**74,372.33**